Filed Pursuant to Rule 433

Registration No. 333-222108

March 31, 2020

Pricing Term Sheet

Issuer:	Ameren Corporation
Expected Ratings (Moody’s/S&P)*:	Baa1 (stable) / BBB (stable)
Trade Date:	March 31, 2020
Settlement Date:	April 3, 2020 (T+3)**
Issue:	3.50% Senior Notes due 2031 (the “Notes”)
Principal Amount:	$800,000,000
Coupon (Interest Rate):	3.50%
Maturity Date:	January 15, 2031
Benchmark Treasury:	1.50% due February 15, 2030
Benchmark Treasury Price:	107-27
Benchmark Treasury Yield:	0.677%
Spread to Benchmark Treasury:	+285 basis points
Re-offer Yield:	3.527%
Offering Price (Issue Price):	99.763%
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2020.
Optional Redemption:

Prior to October 15, 2030 (the “Par Call Date”), the Notes will be redeemable, in whole or in part at any time or from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed on that redemption date or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed that would be payable if such Notes matured on the Par Call Date (not including any portion of any payments of interest accrued to the redemption date), discounted to the  redemption date on a semiannual basis at the Adjusted Treasury Rate plus 45 basis points; plus, in each case, accrued and unpaid interest thereon to the redemption date.  On or after the Par Call Date, the Notes will be redeemable, in whole or in part at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed on that redemption date plus accrued and unpaid interest thereon to the redemption date.

CUSIP / ISIN:	023608 AJ1 / US023608AJ15
Joint Book-Running Managers:	Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Co-Managers:	KeyBanc Capital Markets Inc.
CastleOak Securities, L.P.
Mischler Financial Group, Inc.
Siebert Williams Shank & Co., LLC

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated March 31, 2020.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**It is expected that delivery of the Notes will be made on or about April 3, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the Notes are expected to initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.